EXPLANATION OF RESPONSES
(1)
On May 28, 2020, Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P. distributed 7,614 shares to its general partner, Insight Venture Associates Growth-Buyout Coinvestment, L.P. (“IVA Coinvestment”). IVA Coinvestment did not furnish any consideration in exchange for shares received in connection with the distribution.

(2)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P.
(3)	Held directly by Insight Venture Associates Growth-Buyout Coinvestment, L.P.
(4)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P.
(5)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P.
(6)	Held directly by Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P.
(7)
The price reported in Column 4 is a weighted average price.  These shares were sold in multiple transactions at prices ranging from $35.630 to $36.300, inclusive.  The reporting persons undertake to provide to the issuer, any security holder of the issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in footnotes (6) and (7).

(8)
The price reported in Column 4 is a weighted average price.  These shares were sold in multiple transactions at prices ranging from $38.500 to $39.015, inclusive.  The reporting persons undertake to provide to the issuer, any security holder of the issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in footnotes (6) and (7).